DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04005854

January 14, 2004

Janice M. D'Amato
Corporate Secretary
Paccar, Inc.
P.O. Box 1518
Bellevue, WA 98009

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2004

Re: Paccar, Inc.
Incoming letter dated December 19, 2003

Dear Ms. D'Amato:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Paccar by the United Association S&P 500 Index Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Cori Daggett
Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

75362

PACCAR Inc
Law Department

December 19, 2003

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by the United Association From the 2004 Proxy Statement of PACCAR Inc

Dear Sir or Madam:

I am writing on behalf of PACCAR Inc, a Delaware corporation ("PACCAR"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "SEC") concur with PACCAR's view that, for the reasons stated below, the shareholder proposal, including the accompanying supporting statement (the "Proposal"), submitted by the United Association S&P 500 Index Fund (the "Proponent") on November 14, 2003 may properly be omitted from the proxy statement ("Proxy Statement") to be distributed to PACCAR shareholders in connection with PACCAR's 2004 Annual Meeting of Shareholders (the "Annual Meeting"). PACCAR currently intends to hold the Annual Meeting on April 27, 2004.

The Proposal

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, enclosed are:

1. The original and five additional copies of this letter, which includes a statement of reasons why PACCAR deems the omission of the Proposal to be proper in this case; and
2. Six copies of the Proposal and six copies of the cover letter, dated November 14, 2003 (Exhibit A).

A copy of this letter is also being sent to the Proponent as notice of PACCAR's intent to omit the Proposal from the Proxy Statement for the Annual Meeting.

P.O. Box 1518 Bellevue, Washington 98009 Telephone (425) 468-
PACCAR Building 777-106th Avenue N.E. Bellevue, Washington 98004 Facsimile (425) 468-8228

The text of the resolution set forth in the Proposal is as follows:

"Resolved: That the shareholders of PACCAR Inc (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting."

PACCAR believes that the Proposal at issue may be omitted from its Proxy Statement, or if included should be modified, based on the following reasons, as more fully discussed below:

1. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to PACCAR's ordinary business operations;
2. Rule 14a-8(i)(3), because the Proposal includes false and misleading statements and is excludible under Rule 14a-9.

Reasons for Omission of the Proposal

I. The Proposal interferes with the conduct of ordinary business matters.

Rule 14a-8(i)(7) permits an issuer to exclude from its proxy materials any proposal that "deals with a matter relating to the conduct of the ordinary business operations." According to the SEC's Release accompanying the 1998 amendments to Rule 14a-8, the general underlying policy of the "ordinary business" exclusion is consistent with the policy of most state corporate laws: "to confine the resolution of ordinary business problems to management and the board of directors". Securities Exchange Act Release No. 40,018 (May 21, 1998). The Proposal mandates that the Board of Directors and Audit Committee submit its selection of PACCAR's independent auditor to shareholders for ratification at the Annual Meeting. PACCAR has never submitted its selection of its independent auditor for shareholder approval based on its view, which is consistent with that of the SEC, as described below, that the selection of PACCAR's independent auditor is the responsibility of PACCAR's Audit Committee and its Board of Directors.

The Staff has consistently allowed companies to omit shareholder proposals in reliance on Rule 14a-8(i)(7) when such proposals seek to interfere with or otherwise relate to a company's selection of its independent auditing firm. *See* Excalibur Technologies Corp. (May 4, 1998) (proposal recommending that the appointment of an independent auditor be subject to approval by shareholders at the annual meeting); *Fleetwood Enterprises, Inc.* (April 24, 2002) (proposal calling for shareholder selection and vote as method for selection of company auditors).[1]

[1] See also *American Financial Group, Inc.* (April 4, 2002) (proposal calling for mandatory selection of new auditor every four years); *Refac* (March 27, 2002) (proposal regarding the method of changing the current auditor and disclosure of ordinary business matters); *SONICblue Incorporated* (March 23, 2001) (proposal called for shareholder selection of auditors); *Community Bancshares, Inc.* (March 15, 1999) (proposal to change manner of auditor selection).

PACCAR respectfully submits that the Proposal has substantially the same effect as the shareholder proposal submitted in *Excalibur Technologies*. In both cases, the shareholders' influence over the selection process for independent auditors falls within the "ordinary business" exclusion.

In addition, a Proponent should not be allowed to circumvent the "ordinary business" exclusion by merely calling for shareholder "ratification" of the auditor selection rather than "approval". Ratification and approval are legal equivalents and synonyms in common parlance. To ratify means "to approve, give sanction to; confirm". *See* American Heritage Dictionary Third Edition 1992 (Houghton-Mifflin). Ratification is defined as "confirmation and acceptance of a previous act, thereby making the act valid from the moment it was done." *See* Black's Law Dictionary Seventh Edition, 1999 (West). The fact that in one case the shareholders will "ratify" the selection and in the other they will "approve" the selection means, at the end of the day, that the independent auditor may not be the one that PACCAR's Audit Committee, based on their expertise and analysis of the various candidates, initially selected. Allowing such interference with the selection process would contravene the policy underlying the "ordinary business" exclusion which the SEC itself has stated to be "to confine the resolution of ordinary business problems to management and the board of directors".

PACCAR therefore respectfully submits that the responsibility of selecting its independent auditors is a matter of PACCAR's ordinary business operations and should therefore be excludable from PACCAR's Proxy Statement. A negative vote on ratification may further delay the selection process and negatively impact the normal schedule for performance of auditing services. Moreover, it places the engagement contract with the auditor in limbo from the time of selection by the Audit Committee until after the annual meeting. In addition, a negative vote on ratification would require an action but would not provide any guidance to PACCAR as to how it should proceed. Given the need to evaluate the many factors used to choose an independent auditor, as illustrated by the recently adopted amendments to the Nasdaq National Market Rules, and the time and resources required to acquaint new auditors with PACCAR and its procedures, it is reasonable and appropriate that the selection of PACCAR's independent auditors fall within the purview of the Board and the Audit Committee as part of PACCAR's ordinary business operations and not be subject to approval or ratification by the shareholders. Accordingly, we believe that the Proposal may be omitted from PACCAR's Proxy Statement pursuant to Rule 14a-8(i)(7).

II. The Sarbanes-Oxley Act vests the Audit Committee with the direct responsibility to select PACCAR's auditors and determine auditor independence.

As further support for the proposition that selection of the auditors is within the ordinary business of PACCAR and not a subject of shareholder action, in 2002, Congress passed the Sarbanes-Oxley Act ("SOX") (15 U.S.C. 78(f)(m)(2). Section 301 of SOX and SEC Rule 10A-3 mandate that the "appointment, compensation retention and oversight" of the outside auditing firm is the direct responsibility of the audit committee. Additionally, the Audit Committee is charged with determining the independence of the auditors. Consistent with the law, the procedure adopted by PACCAR for auditor selection includes an evaluation of their independence (see PACCAR Audit Committee Charter attached as Exhibit B).

The Proposal states that shareholders have a "critically important role to play in protecting auditor independence". The Proposal also states that:

> "this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties."

A shareholder proposal is a blunt instrument to provide input to the Audit Committee in this highly regulated area of business operations. Shareholders who wish to communicate on this topic have other means of expressing their views to the Audit Committee. The Proponent is free to utilize these means. Given that these regulations specifically charge the Audit Committee with determining the independence of the auditors in the conduct of its ordinary business operations, and explicitly set out the requirements for independence of both the members of the Audit Committee and the independent auditors, the Proposal if adopted would conflict with the Board and the Audit Committee's conduct of ordinary business operations, including overseeing, removing, or selecting auditors.

III. Portions of the Proposal and supporting statements are false and misleading and may be omitted under Rule 14a-8(i)(3).

PACCAR also may exclude the Proposal pursuant to Rule 14a-8(i)(3) which provides for the omission of proposals that are contrary to any of the SEC's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy solicitation materials. The Proposal is misleading because it fails to provide all of the information necessary to enable the shareholders reading it to consider its validity and its potential effects. As discussed above, we respectfully submit that to ratify means to approve. The process of ratification is not advisory. By asking shareholders to "ratify" PACCAR's selection of auditors, both the Proposal and the supporting statements are misleading. The Proponent implies that shareholder action can render invalid PACCAR's selection of the auditor. This is inconsistent with the last paragraph of the Proposal, however, where the Proponent suggests that the Proposal would merely provide a process by which shareholders could express their views on the choice made by the Audit Committee. Thus, the Proposal does not appropriately and accurately reflect the effects that it could have on PACCAR and its shareholders. The Proposal is ambiguous and therefore misleading to PACCAR's shareholders in violation of Rule 14a-8(i)(3) and Rule 14a-9. In fact, the Proposal, clearly goes well beyond its stated objective without disclosing the likely consequences of a negative vote.

In addition, for the reasons described above, the statement that the "proposal does not infringe on the Audit Committee's ability to select our Company's auditor," is false and misleading in violation of Rule 14a-8(i)(3) and Rule 14a-9. If the proposal were approved and implemented, a shareholder vote at the Annual Meeting would be required each year. A negative vote in the context of these subsequent votes by definition limits the available candidates for independent auditor and the proposal provides no indication of how, when and if a candidate could be reconsidered by the Audit Committee or the Board of Directors. This makes it very difficult for PACCAR to implement the Proposal if it were approved, and thus its ability to select an independent auditor in the future has been affected. The Proposal does not make any of this clear to shareholders.

Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Proposal is omitted from PACCAR's 2004 Proxy Statement. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you before the issuance of your response. If you have any questions, please contact me at 425.468.7431.

Sincerely,

Janice M. D'Amato

Janice M. D'Amato
Corporate Secretary

cc: Mr. Sean O'Ryan
Mr. Craig Rosenberg

Exhibit A

Advisors' Inner Circle Fund
United Association S&P 500 Fund
1 Freedom Valley Drive
Oaks, PA 19456

November 14, 2003

VIA FACSIMILE: 425-468-8228

Mr. J. M. D'Amato
Secretary
Paccar Inc.
777 106th Avenue NE
PO Box 1518
Bellevue, WA 98004

Re: Shareholder Proposal

Dear Mr. D'Amato :

On behalf of the United Association S&P 500 Index Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Paccar Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. The Proposal is being submitted in order to promote an enhanced corporate governance system at the Company.

The Fund is the beneficial owner of Company stock valued in excess of $2,000 in market value that it has held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

If you have any questions or wish to discuss the Proposal, please contact Mr. Sean O'Ryan, 202-628-5823, United Association of Journeymen and Apprentices of the Plumbing and Pipe Fitting Industry of the United States and Canada, 901 Massachusetts Avenue, N.W., Washington, D.C. 20001. Copies of correspondence should be forwarded to Mr. Sean O'Ryan and Mr. Craig Rosenberg, ProxyVote Plus, Two Northfield Plaza, Suite 211, Northfield IL 60093. Thank you.

Sincerely,

Cori Daggett

Ms. Cori Daggett
Vice President
On behalf of the Fund

cc: Mr. Sean O'Ryan, United Association
Mr. Craig Rosenberg, ProxyVote Plus

Auditor Ratification Proposal

Resolved: That the shareholders of Paccar Inc. (the "Company") request that the Board of Directors and its Audit Committee adopt a policy that the selection of the Company's independent auditor be submitted to the Company's shareholders for their ratification at the Company's annual meeting.

Supporting Statement: A Company's independent auditor has an important duty to the investing public. The American Institute of Certified Public Accountants' ("AICPA") Code of Professional Conduct provides in Section 53 - Article II: The Public Interest:

> A distinguishing mark of a profession is acceptance of its responsibility to the public. The accounting profession's public consists of clients, credit grantors, governments, employers, investors, the business and financial community, and others. . . .
>
> In discharging their professional responsibilities, members may encounter conflicting pressures from among each of those groups. In resolving those conflicts, members should act with integrity, guided by the precept that when members fulfill their responsibility to the public, clients' and employers' interests are best served.

The U.S. Securities and Exchange Commission recently adopted the Final Rule: Strengthening the Commission's Requirements Regarding Auditor Independence, Release No. 33-8183, May 6, 2003. As the Commission stated:

> The final rules advance our important policy goal of protecting the millions of people who invest in our securities markets in reliance on financial statements that are prepared by public companies and other issuers and that, as required by Congress, are audited by independent auditors. . . .
>
> As directed by the Sarbanes-Oxley Act, the rules focus on key aspects of auditor independence: [including] the unique ability and responsibility of the audit committee to insulate the auditor from pressures that may be exerted by management. . . .

We acknowledge the positive contributions of the Sarbanes-Oxley Act to protecting auditor independence through the expanded role of the audit committee. However, we believe that shareholders also have a critically important role to play in protecting auditor independence. While many companies present a management-sponsored proposal seeking shareholder ratification of the auditors, our Company does not.

Sarbanes-Oxley provides for detailed disclosure of the audit and non-audit fees paid to auditors. By requesting that shareholders vote to ratify our Company's independent auditor this proposal is intended to give shareholders a means of communicating to the Board and its Audit Committee whether they are satisfied that our auditor is sufficiently independent of management to perform properly its duties.

The proposal does not infringe on the Audit Committee's ability to select our Company's auditor. Rather, it seeks for shareholders the right to ratify or not ratify that choice. The proposal requests that the Board and its Audit Committee adopt a policy concerning auditor ratification. If a majority of shareholders do not ratify the Audit Committee's selection, we would hope -- but the proposal does not mandate -- that the policy would provide for the Audit Committee to take the shareholders' views into consideration and reconsider its choice of auditors. We urge your support for restoring this important right.

EXHIBIT B
April 22, 2003

PACCAR Inc
AUDIT COMMITTEE CHARTER

I. Statement of Purpose

The purpose of the Committee is to assist the Board of Directors in fulfilling its oversight responsibility by monitoring (i) the integrity of the Company's financial statements and financial reporting process; (ii) the performance of the internal audit function; (iii) the engagement of the independent auditors and the independent auditors' qualifications, objectivity, independence and performance; and (iv) the compliance by the Company with legal and regulatory requirements, including the Company's disclosure controls and procedures.

II. Organization

A. *Charter*. At least annually, the Committee shall review this charter and any proposed changes shall be submitted to the Board of Directors for approval.

B. *Members*. The members of the Committee shall be appointed by the Board of Directors and shall number at least three. The Board of Directors shall also designate one of the members to be chairman. The members of the Committee shall meet the independence, experience and expertise requirements of the National Association of Securities Dealers ("NASD") and applicable law.

C. *Meetings*. In planning meetings, the Committee shall ensure that sufficient opportunities exist for members to meet separately in executive session with the independent auditors, the head of the internal audit staff, and with management. A quorum at any Committee meeting shall be a majority of the members. Any decision or action of the Committee reduced to writing and signed by all of the members of the Committee shall be as effective as if it had been made at a meeting duly called and held.

III. Responsibilities

The principal responsibilities of the Audit Committee are:

A. *Engagement of Independent Auditors*. The Committee shall have the ultimate authority to select, evaluate and, where appropriate, replace the independent auditor. The Committee shall be directly responsible for the compensation and oversight of the work of the independent auditor (including resolution of any disagreements with management) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee.

The Committee shall preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services under applicable law, which are approved by the Audit Committee prior to the completion of the audit. The Committee may form and delegate authority to subcommittees consisting of one or more members, including the authority to grant preapprovals of audit and permitted non-audit services, provided such approval actions shall be reported to the full Committee at its next scheduled meeting.

The Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Committee.

The Committee shall make regular reports to the Board.

B. *Determination as to Independence and Performance of Independent Auditors*. The Committee shall receive periodic written reports from the independent auditors as required by the Independence Standards Board Standard 1 (or any successor regulation) regarding the auditor's independence and delineating all relationships between the Company and the auditor. The report shall be provided annually, and the Committee shall take appropriate action to satisfy itself of the auditor's independence. The Committee shall review the performance of the Company's independent auditors annually. In doing so, the Committee shall consult with management and the head of the internal audit staff. The Committee also shall obtain and review a report by the independent auditors describing their internal control procedures, issues raised by their most recent internal quality control review or by any inquiry or investigation by governmental or professional authorities for the preceding five years and the response of the independent auditors.

C. *Performance of Internal Auditors*. The Committee shall annually review the experience and qualifications of the senior members of the internal auditor staff and the quality control procedures of the internal auditors.

D. *Audits by Internal and Independent Auditors*. The Committee shall discuss with the head of the internal audit staff and the independent auditors the overall scope and plans for their respective audits, including the adequacy of staffing and other factors that may impact the effectiveness and timeliness of such audits. The Committee shall review with management and the independent auditors management's annual internal control report, including any attestation made by the independent auditors. Management and the head of the internal audit staff shall report periodically to the Committee regarding any significant deficiencies in the design or operation of the Company's internal controls, material weaknesses in internal controls and any fraud (regardless of materiality) involving persons having a significant role in the internal controls, as well as any significant changes in internal controls implemented by management during the most recent reporting period of the Company.

E. *Review of Disclosure Controls and Procedures*. The Committee shall periodically review with management the Company's disclosure controls and procedures, management's conclusions about the efficacy of such disclosure controls and procedures, including any significant deficiencies in, or material non-compliance with, such controls and procedures.

F. *Review of Annual SEC Filings*. The Committee shall review with management and the independent auditors the financial information to be included in the Company's Annual Report on Form 10-K, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations." Based on such review and discussion, the Committee shall make a determination whether to recommend to the Board of Directors that the audited financial statements be included in the Company's Form 10-K.

G. *Review of Quarterly SEC Filings and Other Communications.* The Committee may review and discuss with management and the independent auditors the quarterly financial information to be included in the Company's Quarterly Reports on Form 10-Q, including the disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," and may discuss any other matters required to be communicated to the Committee by the independent auditors under generally accepted auditing standards, applicable law or listing standards.

H. *Review of Certain Matters with Internal and Independent Auditors.* Periodically the Committee shall review with management and the independent auditors critical accounting policies and practices, significant financial reporting issues and judgments made in connection with preparation of the Company's financial statements, the effect of new or proposed regulatory and accounting initiatives on the Company's financial statements and other public disclosures.

I. *Consultation with Independent Auditors.* The Committee shall review with the independent auditors any problems or difficulties the auditors may have encountered in connection with the annual audit or otherwise, material alternative treatment of financial information discussed with management, the ramifications of the use of such alternative disclosures and the auditor's preferred treatment, and any material written communications with management.

J. *Preparation of Report for Proxy Statement.* The Committee shall produce the report required to be included in the Company's annual proxy statement, all in accordance with applicable rules and regulations.

K. *Policies for Employment of Former Audit Staff.* The Committee shall approve guidelines for the Company's hiring of former employees of the independent auditors, which shall meet the requirements of applicable law and listing standards.

L. *Establishment of "Whistleblowing" Procedures.* The Committee shall establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting matters, internal accounting controls or auditing matters and the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

M. *Review of Legal and Regulatory Compliance.* The Committee shall periodically review with management and the independent auditors any correspondence with, or other action by, regulators or governmental agencies and any employee complaints or published reports that raise concerns regarding the Company's financial statements, accounting or auditing matters or compliance with the Company's Code(s) of Business Conduct and Ethics. The Committee shall also meet periodically with the General Counsel of the Company to review material legal affairs of the Company and the Company's compliance with applicable law and listing standards.

N. *Review of Certain Transactions with Directors and Related Parties.* The Committee shall review and approve any related party transactions.

O. *Compliance with Code of Business Conduct and Ethics.* The Committee shall review annually a summary of compliance with the Company's code of business conduct and ethics code.

P. *Access to Records, Consultants and Others.* The Committee shall have full authority (i) to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company; (ii) to retain and determine compensation for outside legal, accounting or other consultants to advise the Committee; and (iii) to request any officer or employee of the Company, or the Company's outside counsel or independent auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee.

Q. *Procedures.* The Committee shall adopt such procedures as appropriate to carry out its responsibilities pursuant to this Charter and such other duties delegated by the Board from time to time.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Paccar, Inc.
Incoming letter dated December 19, 2003

The proposal requests that the board of directors adopt a policy that the company's independent auditor be submitted to shareholder ratification.

There appears to be some basis for your view that Paccar may exclude the proposal under Rule 14a-8(i)(7), as relating to Paccar's ordinary business operations (i.e. the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Paccar omits the proposal from its proxy materials in reliance on Rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Paccar relies.

Sincerely,

Michael R. McCoy

Michael R. McCoy
Attorney-Advisor